                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               _________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                MIND C.T.I. Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Ordinary Shares, NIS 0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  M70240 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 7 Pages

--------------------------------------------------------------------------------
CUSIP No. M70240 102             SCHEDULE 13G                Page 2 of 5 Pages
--------------------------------------------------------------------------------

    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Monica Eisinger
--------------------------------------------------------------------------------

    2  CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP *
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------

    3  SEC USE ONLY

--------------------------------------------------------------------------------

    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                NUMBER OF          5  SOLE VOTING POWER                4,900,000
                 SHARES            ---------------------------------------------
              BENEFICIALLY         6  SHARED VOTING POWER                140,000
                OWNED BY           ---------------------------------------------
                  EACH             7  SOLE DISPOSITIVE POWER           4,900,000
                REPORTING          ---------------------------------------------
                 PERSON            8  SHARED DISPOSITIVE POWER           140,000
                  WITH:
--------------------------------------------------------------------------------

    9  AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON

       5,040,000
--------------------------------------------------------------------------------

   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

       Not Applicable                                                  [_]
--------------------------------------------------------------------------------

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)
       24.5%
--------------------------------------------------------------------------------

   12  TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. M70240 102             SCHEDULE 13G                Page 3 of 5 Pages
--------------------------------------------------------------------------------

    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       MIND Israel Ltd.
--------------------------------------------------------------------------------

    2  CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                NUMBER OF        5  SOLE VOTING POWER                          0
                 SHARES          -----------------------------------------------
              BENEFICIALLY       6  SHARED VOTING POWER                  140,000
                OWNED BY         -----------------------------------------------
                  EACH           7  SOLE DISPOSITIVE POWER                     0
                REPORTING        -----------------------------------------------
                 PERSON          8  SHARED DISPOSITIVE POWER             140,000
                  WITH:
--------------------------------------------------------------------------------

    9  AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON

       140,000
--------------------------------------------------------------------------------

   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       Not Applicable                                                        [_]
--------------------------------------------------------------------------------

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9)

       0.7%
--------------------------------------------------------------------------------

   12  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. M70240 102             SCHEDULE 13G                Page 4 of 5 Pages
--------------------------------------------------------------------------------

     This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2000.

Item 1.

     (a)  Name of Issuer:
          MIND C.T.I. Ltd. (the "Company")

     (b)  Address of Issuer's Principal Executive Offices:
          Industrial Park, Building 7
          P.O. Box 144
          Yoqneam 20692 Israel

Item 2.

     (a)  Name of Person Filing:
          This schedule is filed jointly by Monica Eisinger and MIND Israel Ltd. Attached hereto as Exhibit A is a copy of the joint Schedule 13G filing agreement among the reporting persons.

     (b)  Address of Principal Business Office or, if None, Residence:
          Ms. Eisinger's and MIND Israel Ltd.'s business address is c/o MIND C.T.I. Ltd.,
          Industrial Park, Building 7, P.O. Box 144, Yoqneam 20692 Israel

     (c)  Citizenship:
          The citizenship or place of organization of each of the reporting persons is as follows:

          Monica Eisinger:  Israel
          MIND Israel Ltd.  Israel

     (d)  Title of Class of Securities:
          Ordinary Shares, NIS 0.01 nominal value per share.

     (e)  CUSIP Number:
          M70240 102

--------------------------------------------------------------------------------
CUSIP No. M70240 102             SCHEDULE 13G                Page 5 of 5 Pages
--------------------------------------------------------------------------------


Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b) or Rule 13d- 2(b) or (c), Check Whether The Person Filing Is a:
          Not Applicable.

Item 4.   Ownership.

     (a)  See Item 9 of the cover pages attached hereto.

     (b)  See Item 11 of the cover pages attached hereto.

     (c)  See Items 5 through 8 of the cover pages attached hereto.

Item 5.   Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          The members of this group are Monica Eisinger and MIND Israel Ltd.
Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certifications.

          Not Applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 15, 2001

                                    /s/ Monica Esinger
                                    ------------------
                                    Monica Eisinger


                                    MIND ISRAEL LTD.

                                    /s/ Monica Esinger
                                    ------------------
                                    Name:  Monica Eisinger
                                    Title: Chief Executive Officer

                                                                       Exhibit A

                                   AGREEMENT
                                   ---------

The undersigned, Monica Eisinger and MIND Israel Ltd., agree that the Statement to which this Exhibit is appended is filed on behalf of them.



February 15, 2001


                                    /s/ Monica Esinger
                                    ------------------
                                    Monica Eisinger


                                    MIND ISRAEL LTD.

                                    /s/ Monica Esinger
                                    ------------------
                                    Name:  Monica Eisinger
                                    Title: Chief Executive Officer